Exhibit 99.1
VectivBio Announces Pricing of $30 Million Public Offering of Ordinary Shares
Combined Gross Proceeds from Public Offering and Private Sale Total $50 Million
BASEL, Switzerland, June 14, 2022 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today announced the pricing of a follow-on public offering of 5,715,000 ordinary shares at a public offering price of $5.25 per share for aggregate gross proceeds of approximately $30 million, before deducting underwriting discounts and commissions and offering expenses. In addition, VectivBio has granted the underwriters a 30-day option to purchase up to an additional 857,250 ordinary shares at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about June 17, 2022, subject to satisfaction of customary closing conditions.
In addition to the ordinary shares sold in the public offering, the Company has entered into a subscription and share purchase agreement with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V. (“Forbion”), pursuant to which Forbion has agreed to purchase 3,478,260 ordinary shares at a price of $5.75 per ordinary share, for gross proceeds of approximately $20 million, in a concurrent private placement. The sale of these ordinary shares will not be registered under the Securities Act of 1933, as amended. The closing of the private placement transaction is not contingent on any public offering. The weighted average price per ordinary share in the public offering and private placement is approximately $5.44 per ordinary share.
VectivBio intends to use the net proceeds from the public offering and the concurrent private placement, together with its existing cash and cash equivalents, available for sale and short-term deposits: to fund (i) clinical development and pre-commercialization activities for its lead product candidate and (ii) general corporate purposes, including general and administrative expenses and working capital.
SVB Securities and Piper Sandler are acting as joint book-running managers for the public offering. LifeSci Capital is acting as a co-manager for the public offering. SVB Securities, Piper Sandler and LifeSci Capital are also acting as financial advisors for the private placement transaction.
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission on Form F-3 (File No. 333-264653) and declared effective on May 12, 2022. The public offering will be made only by means of a prospectus supplement. Copies of the final prospectus supplement and the accompanying prospectus related to the public offering may be obtained, when available, from: SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@svbsecurities.com; Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@psc.com; or by accessing the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The ordinary shares offered in the concurrent private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.
About VectivBio AG
VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).
VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidimias.
Forward Looking Statements
Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, whether VectivBio will offer the ordinary shares or consummate the offering and the concurrent private placement, the timing, size and use of proceeds of the public offering and concurrent private placement described herein, and its expectations with respect to granting the underwriters a 30-day option to purchase additional ordinary shares. All of such statements are subject to risks and uncertainties, and assumptions, including those that are described in the Risk Factor sections of the preliminary prospectus supplement for such offering to be filed with the U.S. Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein, including without limitation those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-3 declared effective by the SEC on May 12, 2022, the accompanying prospectus, VectivBio’s Annual Report on Form 20-F filed with the SEC on April 7, 2022, and other filings that VectivBio makes with the SEC from time to time. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

VectivBio Contacts:
Patrick Malloy
VectivBio SVP, Investor Relations and Strategic Communications
Patrick.malloy@vectivbio.com